SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the period April 1, 2004 to June 30, 2004

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street

Herzliya, 46722 Israel

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  [X]    Form 40-F  [    ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  [    ]    No  [X]

Explanatory Note

Attached is:

1. Press Release, released publicly on April 29, 2004.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ Robert C. Aldworth
Name:	Robert C. Aldworth
Title:	Chief Financial Officer

Dated: May 20, 2004

3

EXHIBIT 1

JACADA LTD.

Jacada Reports Financial Results for the 2004 First Quarter

First Customer Implements New Product that Delivers Web Services from Windows Client/Server Applications

ATLANTA, April 29, 2004 – Jacada Ltd. (Nasdaq: JCDA), a leading provider of business process improvement software, today reported financial results for the 2004 first quarter.

Total revenue for the 2004 first quarter was $5.0 million, compared to $5.1 million in the 2003 fourth quarter and $5.1 million in the first quarter of 2003. Software and products revenue was $1.3 million in the 2004 first quarter, compared to $1.8 million in the 2003 fourth quarter and $2.2 million reported in the first quarter of 2003. Service and maintenance revenues were $3.7 million in the 2004 first quarter, up from $3.3 million in the 2003 fourth quarter and $2.9 million in the first quarter of 2003.

Gross profit for the 2004 first quarter was $3.8 million, or 76% of total revenue, compared to $4.0 million, or 79% of total revenue, in the 2003 fourth quarter. Operating loss for the quarter was $1.7 million, which includes $0.3 million associated with the previously announced consolidation of the research and development labs. During the 2003 fourth quarter, Jacada reported an operating loss of $0.8 million. Net loss for the first quarter, after financial income, was $1.5 million, or $0.08 per share, compared to a net loss of $0.6 million, or $0.03 per share, in the 2003 fourth quarter. In the first quarter of 2003, Jacada reported gross profit of $4.1 million, or 81% of total revenue, an operating loss of $0.9 million, and a net loss of $0.6 million, or $0.03 per share.

At the end of the 2004 first quarter, Jacada’s cash and investments totaled $44.0 million, up from $41.8 million at the end of the 2003 fourth quarter. The $2.2 million increase in cash and investments is attributable to strong collections and to an increase in deferred revenues associated with annual renewals of maintenance agreements.

“Our efforts in 2004 are focused on increasing Jacada’s product footprint by expanding our product offering to appeal to a larger market,” said Gideon Hollander, CEO of Jacada. “Our goal is to maintain stable total revenues while we work to create future growth opportunities from our new products, which are completing beta testing.”

JACADA LTD.

“We continue to benefit from an active and expanding customer base, which is reflected in the growth of service and maintenance revenues,” said Hollander. “Jacada continues to experience pricing pressures, which have resulted in fewer large orders and a reduction in average transaction size. In the future, we expect an increase in the average transaction size as our new product line is expected to face less competition.”

During the first quarter, Jacada closed new and follow-on business with customers such as Compass Bank, First Allmerica Financial, Glatfelter Insurance Group, Metals USA, Raytheon, Sabre, and State of Tennessee, among others.

New Product Offering

“I am very pleased to announce that during the quarter, Jacada completed the first implementation of our new product that delivers Web services from Windows client/server applications,” said Hollander. “This key implementation validates the solution and supports Jacada’s go-to-market strategy.”

“Combined with our existing best-of-breed products, the new product addition uniquely positions Jacada to deliver Web services from the full spectrum of application platforms – Windows, Web and host. Market validation from customers and technology analysts has been encouraging.”

“In addition to the new product, we have identified a significant business need that touches virtually every company,” said Hollander. “In conjunction with our new product launch, we will be introducing a total solution offering to help solve this business need.”

“We are optimistic that the new product and the new solution offering will become the growth engine to drive the company,” said Hollander.

Jacada plans to host a special conference call during the quarter to explain the new offering, once announced.

About Jacada - Jacada Ltd. provides software solutions for accelerating business process improvement through a full range of integration, Web-to-host, and legacy access solutions. Jacada conforms to any architecture style including J2EE, .NET, and Web Services and is the preferred and certified legacy connection solution for BEA, Computer Associates, Oracle, PeopleSoft, SeeBeyond, and Siebel Systems. Jacada solutions are in use today at major corporations and government organizations such as AIG, Bank of America, Caterpillar, Delta Air Lines, The Federal Reserve Bank,

JACADA LTD.

Porsche Cars North America, Prudential, and the US Department of Interior. Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy (including the development of its products and services); and (iv) the expected costs and benefits of the Company’s R&D consolidation plans. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company’s Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

Jacada Contacts:

Ann Conrad

770-352-1310 ext 382

aconrad@jacada.com

and

(1) Phil Bourdillon

Silverman Heller Associates

310-208-2550

bourdillon@sha-ir.com

JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2004	December 31, 2003
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,969	$9,845
Marketable securities	11,398	6,638
Trade receivables (net of allowance for doubtful accounts of $ 224 and $ 234 at March 31, 2004 and December 31, 2003, respectively)	1,989	2,759
Other current assets	612	561

Total current assets	20,968	19,803

LONG-TERM INVESTMENTS:
Marketable securities	25,654	25,310
Severance pay fund	763	758
Long-term other assets	69	61

Total long-term investments	26,486	26,129

PROPERTY AND EQUIPMENT, NET	1,730	1,874

OTHER ASSETS, NET:
Technology	787	865
Other intangibles	72	86

Total other assets, net	859	951

GOODWILL	4,630	4,630

Total assets	$54,673	$53,387

JACADA LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	March 31, 2004	December 31, 2003
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$846	$515
Deferred revenues	5,422	3,348
Accrued expenses and other liabilities	3,696	3,776

Total current liabilities	9,964	7,639

LONG-TERM LIABILITIES:
Accrued severance pay	1,224	1,189
Accrued expenses	37	55

Total long-term liabilities	1,261	1,244

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 30,000,000 shares as of March 31, 2004 and December 31, 2003; Issued and outstanding: 19,270,860 and 19,033,778 shares as of March 31, 2004 and December 31, 2003, respectively	56	55
Additional paid-in capital	69,619	69,277
Accumulated other comprehensive income	200	111
Accumulated deficit	(26,427)	(24,939)

Total shareholders’ equity	43,448	44,504

	$54,673	$53,387

JACADA LTD.

ARTICLE II CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31, 2003
	2004	2003
	Unaudited
Revenues:
Software and products	$1,299	$2,209	$8,354
Services	1,534	965	4,704
Maintenances	2,152	1,885	7,504

Total revenues	4,985	5,059	20,562

Cost of revenues:
Software and products	6	110	534
Services	918	557	2,384
Maintenances	270	276	1,110

Total cost of revenues	1,194	943	4,028

Gross profit	3,791	4,116	16,534

Operating expenses:
Research and development	1,411	1,309	5,620
Sales and marketing	2,554	2,442	9,386
General and administrative	1,203	1,227	4,714
Restructuring and other	287	—	—

Total operating expenses	5,455	4,978	19,720

Operating loss	(1,664)	(862)	(3,186)
Financial income, net	176	231	1,037

Net loss	$(1,488)	$(631)	$(2,149)

Basic and diluted net loss per share	$(0.08)	$(0.03)	$(0.11)

Weighted average number of shares used in computing basic and diluted net loss per share	19,211,193	18,988,313	19,011,435